UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Compugen Ltd.

Mr. Martin Gerstel resigned as a director of the Company effective February 2, 2018.  As of such date, Mr. Gerstel will assume the role of Senior Advisor to the Chairman of the Board of Directors of the Company.  Mr. Gerstel informed the Board of Directors that as a former long term active chairman, he believes that it is more appropriate for him to step down from his position as a director and continue his contribution to the Company in an advisory role.  Mr. Gerstel also reiterated his intention to maintain his total equity ownership position in the Company, which includes an additional 500,000 shares purchased in January 2018 by way of exercise of options, until at least the achievement of both an IND filing on a Pipeline Product candidate and the signing of an additional industry collaboration.

The Company's Compensation Committee and Board of Directors have approved, and are recommending that the shareholders approve, at the Company's 2018 Annual General Meeting of Shareholders (the 2018 AGM), a monthly fee of NIS 15,000 (Fifteen Thousand New Israeli Shekels) as consideration for Mr. Gerstel’s advisory role. In addition, Mr. Gerstel’s already issued and outstanding options would continue to vest as of February 2, 2018 and during the term of his consultancy.   However, pursuant to Israeli Companies Law, all such consideration will become effective only upon receipt of shareholder approval and, accordingly, will not be made available to Mr. Gerstel until after approval of the consultancy fee is obtained.  No date has been set for the 2018 AGM.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 31, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel